SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                 Schedule 13E-4

                         Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934
                           And Rule 13E-4 Thereunder)


                               INTEGON CAPITAL I
                                (Name of Issuer)

                              INTEGON CORPORATION
                      (Name of Person(s) Filing Statement)

                      10 3/4% Capital Securities, Series B
                         (Title of Class of Securities)

                                   45811BAC3
                     (CUSIP Number of Class of Securities)

                             Bernard J. Buselmeier
                          Motors Insurance Corporation
                           485 West Milwaukee Avenue
                            Detroit, Michigan 48202
                                 (313) 556-2428

                                (with copies to)

                                 Edwin D. Mason
                                Foley & Lardner
                            330 North Wabash Avenue
                                   Suite 3300
                            Chicago, Illinois 60611
                                 (312) 755-2532

  (Name, Address and Telephone Number of Person Authorized to Received Notices and Communications on Behalf of the Person(s) Filing Statement)

                               November 12, 1997

                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

Calculation of Filing Fee

               Transaction              Amount of filing fee
                Valuation*                   $26,230
              $134,733,000

 *Calculated solely for purposes of determining the filing fee, based upon the purchase of all of the outstanding Securities at the total consideration of $1,347.33 per $1,000 liquidation value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,230         Form or Registration No.: Schedule 13E-4

Filing Party: Integon Corporation       Date Filed: November 12, 1997

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Item 9.           MATERIALS TO BE FILED AS EXHIBITS
         (a)(8)   Press Release, dated November 26, 1997.
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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

         November 26, 1997.         INTEGON CORPORATION

               (Date)               By:   /s/ Steven C. Andrews
                                          ----------------------------
                                             (Signature)
                                    Name:   Steven C. Andrews
                                          ----------------------------
                                    Title:  Executive Vice President
                                          ----------------------------

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                                                            Exhibit (a)(8)
Press Release

                                                             November 26, 1997

                   INTEGON CONSENT SOLICITATION PERIODS EXPIRE


For Immediate Release

November 26, 1997 -- Integon Corporation announced that as of 5:00 p.m. New York City time, on November 25, 1997 it has received consents and tenders from registered holders representing more than a majority in principal amount of its 8% Senior Notes due 1999 and 9 1/2% Senior Notes due 2001, and a majority in liquidation amount of the 10 3/4% Capital Securities, Series B of Integon Capital I, a Delaware business trust (collectively, the "Securities"). The Securities are subject to concurrent cash tender offers and consent solicitations, which commenced on November 12, 1997.

Following the expiration of the consent solicitation periods at 5:00 p.m., New York City time, on November 25, 1997, Integon Corporation shall execute the supplemental indentures reflecting the proposed amendments to the Indentures governing the Securities. These amendments substantially modify or eliminate restrictive covenants in the Indentures, and they will become operative if and when Integon Corporation purchases the Securities upon completion of the tender offers. Holders of untendered Securities will be bound by the amendments if and when they become operative.

As previously announced, the tender offers will expire at midnight, New York City time, on Wednesday, December 10, 1997, unless extended. Holders may tender their Securities until such expiration time. Security holders must consent to the proposed amendments in order to validly tender. Holders tendering after 5:00 p.m., New York City time, on November 25, 1997, will not be entitled to receive the consent payment. Payments will be paid on the third trading day following the expiration of the applicable tender offer.

Morgan Stanley Dean Witter is the dealer manager for the tender offers. Questions regarding the terms of the tender offers may be forwarded to Morgan Stanley at 800-624-1808. Copies of the offer documents may be obtained by calling D.F. King & Co. at 800-290-6424.

This news release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers are only made pursuant to the offering documents.

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